SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated March 6, 2025.

City of Buenos Aires, March 6, 2025

To the

Comisión Nacional de Valores

Ref: Financial Statements as of 12/31/2024

Dear Sirs:

In order to comply with the requirements of Article No. 62, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company” or “YPF”), at its meeting held on March 6, 2025, approved the consolidated financial statements for the year ended December 31, 2024. Relevant information of such financials statements of YPF follows:

1) Net income for the year (1) (in millions of pesos)

Attributable to shareholders of the parent company	2,077,482
Attributable to non-controlling interest	45,333

Total net profit or loss for the year	2,122,815

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the parent company	2,706,994
Attributable to non-controlling interest	96,715

Total other comprehensive income for the year	2,803,709

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the parent company	4,784,476
Attributable to non-controlling interests	142,048

Total comprehensive income for the year	4,926,524

4) Detail of Shareholders’ equity as of 12/31/2024 (1) (in millions of pesos)

Shareholders’ contributions:
Capital	3,922
Adjustment to capital	6,083
Treasury shares	11
Adjustment to treasury shares	18
Share-based Benefit plans	3,563
Acquisition cost of treasury shares	(9,655)
Share trading premiums	2,546
Issuance premiums	640

Total shareholders’ contributions	7,128

Legal reserve	810,651
Reserve for investments	4,365,198
Reserve for purchase of treasury shares	36,708

Other comprehensive income	4,296,133
Unappropriated retained earnings and losses	2,491,779

Subtotal Shareholders’ equity	12,007,597

Non-controlling interests	224,363

Total Shareholders’ equity	12,231,960

(1)	Amounts in accordance with IFRS

Subsection I) 3. Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts: reserves constitution

On March 6, 2025 the YPF ’s Board of Directors proposed to the Shareholders’ meeting, after deduction of Ps. 72,137 million corresponding to the amounts whose distribution is restricted, the following: (i) to fully release the reserve for investments and the reserve for purchase of treasury shares; (ii) to allocate Ps. 34,205 million to constitute a reserve for purchase of treasury shares, in order to grant the Board of Directors the possibility to purchase the Company’s own shares at the time it deems appropriate for their allocation to the share-based benefit plans (in accordance with Articles 64 and 67 of Capital Markets Law); and (iii) to allocate Ps. 6,787,343 million to constitute a reserve for investments under the terms of Article 70, paragraph 3 of the Argentine General Corporations Law.

5) Shares owned by the parent group

As of December 31, 2024, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7) Parent shareholder of the company

Federal Government—Ministry of Economy—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 6, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer